UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WPX ENERGY, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98212B103

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

with a copy to:

W. Matthew Strock

Douglas E. McWilliams

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98212B103

1	Name of Reporting Person Felix Investments Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP NO. 98212B103

1	Name of Reporting Person Felix Energy Investments II, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP NO. 98212B103

1	Name of Reporting Person EnCap Energy Capital Fund X, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person PN

CUSIP NO. 98212B103

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person OO (Limited Liability Company)

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends the information provided in the Schedule 13D filed on March 16, 2020 (the “First Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) by Felix Investments Holdings II, LLC (“Felix Investments”), Felix Energy Investments II, LLC (“Felix Energy”) and EnCap Partners GP, LLC, each a Delaware limited liability company (“EnCap Partners GP”), and EnCap Energy Capital Fund X, L.P., a Texas limited partnership (“EnCap Fund X” and, together with EnCap Partners GP, Felix Energy and Felix Investments, the “Specified Stockholders”), as amended by Amendment No. 1 filed on October 1, 2020 (the “Second Schedule 13D” and, together with the First Schedule 13D, the “Original Schedule 13D”) with the SEC by the Specified Stockholders. This Amendment amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein and relates to the beneficial ownership of the shares of common stock, $0.01 par value per share (the “Common Stock”), of WPX Energy, Inc., a Delaware corporation (the “Issuer”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D in their entirety.

This Amendment is being filed on behalf of the reporting persons identified on the cover pages of this Amendment. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D. This Amendment constitutes an exit filing for the Reporting Persons in respect of Common Stock previously reported as beneficially owned by the Reporting Persons.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is amended to include the following after the final paragraph:

As a result of the Merger, as discussed further below in Item 6, the Issuer became a wholly-owned, direct subsidiary of Devon.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended to include the following after the final paragraph:

The information set forth in Item 2 of this Amendment is incorporated by reference herein. As a result of the Merger, the Reporting Persons no longer own any shares of Common Stock. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is amended to include the following after the final paragraph:

Completion of the Devon Merger

On January 7, 2021, the transactions contemplated by the Merger Agreement were consummated. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Common Stock was converted into the right to receive 0.5165 fully paid and nonassessable shares of common stock, $0.10 par value, of Devon. As a result of the Merger, the Support Agreement was terminated in accordance with the terms of the Support Agreement upon the Effective Time.

As a result of the foregoing and as of the Effective Time, the Reporting Persons no longer beneficially own any shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2021

Felix Investments Holdings II, LLC

By:	/s/ John D. McCready
Name:	John D. McCready
Title:	Chief Executive Officer

Felix Energy Investments II, LLC

By:	/s/ John D. McCready
Name:	John D. McCready
Title:	Chief Executive Officer

EnCap Energy Capital Fund X, L.P.

By:	EnCap Equity Fund X GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director